SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2025
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Organizational Instrument
Type: Institutional Policy			Phase: In Force
Title: COMPENSATION OF MANAGEMENT, FISCAL COUNCIL MEMBERS, AND MEMBERS OF STATUTORY AND NON-STATUTORY COMMITTEES			Number and Version: PI0034 – V.6
Issuing Department: C	Approved by: BOARD OF DIRECTORS	Validity of the 1st version: 10/29/2018	Validity of this version: 03/28/2025
Related Areas (Coverage): SABESP		Processes: ---

CONTENT

1. Introduction, Purpose, and Coverage	2
2. Concepts	2
3. Principles	2
4. Guidelines	2
5. Disclosure	4

Attachment I – Recovery of Erroneously Granted Compensation (Clawback Rule)	5
Attachment II – Definitions	8

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Organizational Instrument
Type: Institutional Policy			Phase: In Force
Title: COMPENSATION OF MANAGEMENT, FISCAL COUNCIL MEMBERS, AND MEMBERS OF STATUTORY AND NON-STATUTORY COMMITTEES			Number and Version: PI0034 – V.6
Issuing Department: C	Approved by: BOARD OF DIRECTORS	Validity of the 1st version: 10/29/2018	Validity of this version: 03/28/2025
Related Areas (Coverage): SABESP		Processes: ---

1.               Introduction, Purpose, and Coverage

1.1.	The purpose of this Policy is to establish, with the support of the Eligibility and Compensation Committee, the guidelines to be observed in establishing the compensation of Management and members of the Company’s Committees and Fiscal Council, as well as the recovery, as outlined in Attachment I, of Erroneously Granted Compensation (clawback rule) to an Executive Officer of the Company.

1.2.	This Policy was prepared under best market practices, the Bylaws, and applicable regulations, including guidelines issued by the CVM, B3, SEC, and NYSE.

1.3.	The Board of Directors shall decide omissions and any questions regarding the provisions of this Policy.

2.               Concepts

2.1.      Terms beginning with capital letters shall have the meanings assigned in Attachment II.

3.	Principles

3.1.      The principles guiding this Policy are:

(a)	ensuring transparent and appropriate criteria for defining the compensation of Management and members of the Company’s Committees and Fiscal Council;

(b)	adopting a compensation model aligned with best practices, governance, and applicable regulations;

(c)	ensuring compensation balance among different positions within the Company, according to their function and level of responsibility, as well as regarding the labor market; and

(d)	attracting, retaining, and encouraging qualified professionals while aligning them with the interests of the Company and its shareholders as a whole.

4.	Guidelines

4.1.          General Guidelines

4.1.1.	The compensation of Management and Fiscal Council members must be recommended by the Eligibility and Compensation Committee and reviewed by the Board of Directors, which will submit the proposed overall compensation amount for approval at the General Meeting.

4.1.2.	The compensation structure must be defined considering the principles and objectives of this Policy, ensuring a balance between its components.

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Organizational Instrument
Type: Institutional Policy			Phase: In Force
Title: COMPENSATION OF MANAGEMENT, FISCAL COUNCIL MEMBERS, AND MEMBERS OF STATUTORY AND NON-STATUTORY COMMITTEES			Number and Version: PI0034 – V.6
Issuing Department: C	Approved by: BOARD OF DIRECTORS	Validity of the 1st version: 10/29/2018	Validity of this version: 03/28/2025
Related Areas (Coverage): SABESP		Processes: ---

4.1.3.	There is no fixed criteria or predefined frequency for compensation adjustments, which may be reviewed as necessary, considering competitiveness and best market practices. To this end, the Company may seek support from specialized consulting firms.

4.1.4.	Fixed compensation will be monthly paid, aiming to directly compensate for services rendered, recognizing the responsibilities of the position and the professional’s experience. (“Fixed Compensation”).

4.1.5.	The variable compensation aims to align professionals’ performance with the Company’s short- and long-term strategic objectives. Its calculation will follow defined criteria, which may be periodically reviewed, preferably based on the achievement of individual and collective goals. The amount allocated will result from an objective and subjective evaluation of the previously established goals, which will be periodically reviewed (“Variable Compensation”).

4.1.6.	The benefits granted to professionals must be compatible with market practices and those of companies of similar size or within the same industry as the Company (“Benefits”).

4.1.7.	The overall compensation of Management and Fiscal Council members to be annually submitted for resolution at the General Meeting shall correspond to the current fiscal year (i.e., from January to December).

4.1.8.	The Board of Directors, with the support of the Eligibility and Compensation Committee, may recommend the creation of a Policy and/or rules providing that, among other things, in cases of ethical, disciplinary, compliance, or governance violations, there shall be loss of compensation payable to the Company’s executives, reducing in whole or in part the amount of the Variable Compensation subject to deferral (Malus Clause).

4.2.          Board of Directors

4.2.1.	The Board of Directors members are entitled to receive Fixed Compensation.

4.2.2.	The Board of Directors members who also serve as Committee members may be entitled to additional Fixed Compensation for their participation in one or more Committees.

4.3.          Fiscal Council

4.3.1.	The Fiscal Council members are entitled to receive Fixed Compensation.

4.3.2.	Compensation will be set by the General Meeting, and its payment is subject to the member’s effective participation in at least 1 (one) monthly ordinary or extraordinary meeting, according to the annual meeting schedule approved by the body.

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Organizational Instrument
Type: Institutional Policy			Phase: In Force
Title: COMPENSATION OF MANAGEMENT, FISCAL COUNCIL MEMBERS, AND MEMBERS OF STATUTORY AND NON-STATUTORY COMMITTEES			Number and Version: PI0034 – V.6
Issuing Department: C	Approved by: BOARD OF DIRECTORS	Validity of the 1st version: 10/29/2018	Validity of this version: 03/28/2025
Related Areas (Coverage): SABESP		Processes: ---

4.3.3	The failure of a member to attend the minimum required meetings shall result in the loss of compensation for the specific month in which the non-compliance occurred, without prejudice to compensation for other periods where such requirement was met. Justified absences may be subject to specific resolution by the Fiscal Council, which will analyze each case individually regarding the maintenance or not of the right to the corresponding monthly compensation, in consultation with the Eligibility and Compensation Committee.

4.4.          Committees

4.4.1.	The compensation of the Committee members shall be recommended by the Eligibility and Compensation Committee for resolution and approval by the Board of Directors.

4.4.2.	Committee members, regardless of their function within the respective body, shall not be entitled to Variable Compensation or Benefits.

4.5.          Executive Board

4.5.1.	Subject to the provisions outlined in items 4.1.4 to 4.1.6, Executive Officers’ compensation shall consist of Fixed Compensation, short- and long-term Variable Compensation, and Benefits.

5.	Disclosure

5.1.          This Policy shall be disclosed and made available for consultation under the applicable rules of the capital market, including on Sabesp’s IR website, as well as in Sabesp’s Electronic Document Manager and the corporate website.

6.	Complements
Referenced Attachments (Attachment Base)	Referenced Documents	Registration Information
---	---	---
Attached Files (Supplementary Files of the Organizational Instrument)
Attachment I – Recovery of Erroneously Granted Compensation (Clawback Rule) Attachment II – Definitions

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Organizational Instrument
Type: Institutional Policy			Phase: In Force
Title: COMPENSATION OF MANAGEMENT, FISCAL COUNCIL MEMBERS, AND MEMBERS OF STATUTORY AND NON-STATUTORY COMMITTEES			Number and Version: PI0034 – V.6
Issuing Department: C	Approved by: BOARD OF DIRECTORS	Validity of the 1st version: 10/29/2018	Validity of this version: 03/28/2025
Related Areas (Coverage): SABESP		Processes: ---

Attachment I – Recovery of Erroneously Granted Compensation (Clawback Rule)

1.               Purpose. The purpose of this Attachment is to establish the rules for the recovery of Erroneously Granted Compensation, under section 10D of The Exchange and Securities Act of 1934 (“Exchange Act”), rule 10D-1 enacted under the Exchange Act, and section 303A.14 of the NYSE Listed Company Manual.

2.               Application. The provisions of this Attachment apply to any Variable Compensation Received by an Executive Officer on or after October 02, 2023[1], as well as while the Company has securities listed and admitted for trading on the NYSE.

3.               Triggering Event. The Company shall promptly take the necessary measures to try to recover the amount of any Erroneously Granted Remuneration Received by any Covered Executive Officer during the Applicable Period when the Company is required to prepare an Accounting Restatement. The obligation to recover is not dependent on whether or when the restated financial statements are presented. The Board of Directors shall determine the timing and method for recovery.

4.               Determination of Erroneously Granted Compensation. If the Erroneously Granted Compensation was based, in whole or in part, on achieving a stock price or TSR, and it is not possible to determine the amount of the Erroneously Granted Compensation directly through a mathematical recalculation based on the Accounting Restatement, the Board of Directors must determine the amount of the Erroneously Granted Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR on which the variable Compensation was Received.

4.1.          The Board of Directors may, at its sole discretion and at the Company’s expense, hire consultants and specialists to support any decision-making process outlined in this document.

5.               Notification to the Executive Officer. The Board of Directors is responsible for:

(a)	determining, at its sole discretion, the amount of any Erroneously Granted Compensation received by each Executive Officer;
(b)	promptly notifying each Executive Officer of the amount of any Erroneously Granted Compensation; and
(c)	requiring reimbursement, return, and/or loss of such Erroneously Granted Compensation, as applicable.

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Organizational Instrument
Type: Institutional Policy			Phase: In Force
Title: COMPENSATION OF MANAGEMENT, FISCAL COUNCIL MEMBERS, AND MEMBERS OF STATUTORY AND NON-STATUTORY COMMITTEES			Number and Version: PI0034 – V.6
Issuing Department: C	Approved by: BOARD OF DIRECTORS	Validity of the 1st version: 10/29/2018	Validity of this version: 03/28/2025
Related Areas (Coverage): SABESP		Processes: ---

6.               Recovery Methods. The Board of Directors shall have the discretion to determine the appropriate means of recovering the Erroneously Granted Compensation based on the specific facts and circumstances, including:

(a)	seeking full or partial reimbursement of any cash or share-based compensation awards;
(b)	canceling previous cash or share-based compensation awards, whether acquired or not, paid or not;
(c)	canceling or offsetting against any planned future cash or share-based compensation awards;
(d)	causing the waiver of any deferred compensation, subject to section 409A of the Treasury Regulations enacted thereunder; or
(e)	using any other method authorized by applicable law or contract.

7.               Exceptions to Recovery. Erroneously Granted Compensation does not need to be recovered if the Board of Directors determines that the recovery would be impractical and one or more of the following conditions apply:

(a)	the costs incurred in using a third party to assist in the enforcement of the terms of this Attachment would exceed the amount to be recovered. Before concluding the impracticality of recovering an amount of Erroneously Granted Compensation based on these costs, the Board of Directors must make a reasonable attempt to recover such Erroneously Granted Compensation by documenting the attempt and submitting it to the NYSE;
(b)	recovery would violate Brazilian law, provided that such law was adopted before November 28, 2022. Before concluding that the recovery of any amount of Erroneously Granted Compensation would be unfeasible based on the violation of Brazilian law, the Board of Directors must comply with the applicable opinion and disclosure requirements of rule 10D-1 enacted under the Exchange Act and the NYSE Listing Standards; or
(c)	recovery would likely cause a qualified plan under section 401(a) of the Code to fail to meet the requirements of section 401(a)(13) of the Code or section 411(a) of the Code and the regulations enacted thereunder.

8.	Prohibition to Indemnification. Regardless of the terms of any indemnification policy, insurance policy, or any contractual agreement with any Covered Executive Officerstating otherwise, the Company shall not indemnify any Covered Executive Officersfor losses of any Erroneously Granted Compensation, including any payment or reimbursement of third-party insurance costs acquired by any Covered Executive Officers to finance potential recovery obligations under this Attachment.

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Organizational Instrument
Type: Institutional Policy			Phase: In Force
Title: COMPENSATION OF MANAGEMENT, FISCAL COUNCIL MEMBERS, AND MEMBERS OF STATUTORY AND NON-STATUTORY COMMITTEES			Number and Version: PI0034 – V.6
Issuing Department: C	Approved by: BOARD OF DIRECTORS	Validity of the 1st version: 10/29/2018	Validity of this version: 03/28/2025
Related Areas (Coverage): SABESP		Processes: ---

9.               Enforcement of the Clawback Rule. The enforcement of this Attachment shall be determined by the Board of Directors, and any determinations made by said body shall be final and binding on all affected individuals.

9.1.          The Board of Directors is authorized to interpret the provisions of this Attachment and make all necessary, appropriate, or advisable determinations for its implementation and for the Company’s compliance with the NYSE Listing Standards, section 10D of the Exchange Act, rule 10D-1 enacted under the Exchange Act, and any other applicable law, regulation, rule, or interpretation issued in connection with this Attachment.

10.            Other Recovery Rights. The provisions of this Attachment are binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or NYSE, their beneficiaries, heirs, executors, administrators, or other legal representatives. The Board of Directors intends for the provisions of this Attachment to be enforced to the maximum extent required by applicable law. Any employment contract, equity award agreement, compensation plan, or any other contract or agreement with an Executive Officer must include, as a condition for granting any benefits provided therein, a commitment by the Executive Officer to comply with the terms of this Attachment. Any recovery right under this Attachment is in addition to, and does not replace, any other remedies or recovery rights that may be available to the Company under applicable law, regulation, or rule, or under the terms of any signed contract or Company policies.

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Organizational Instrument
Type: Institutional Policy			Phase: In Force
Title: COMPENSATION OF MANAGEMENT, FISCAL COUNCIL MEMBERS, AND MEMBERS OF STATUTORY AND NON-STATUTORY COMMITTEES			Number and Version: PI0034 – V.6
Issuing Department: C	Approved by: BOARD OF DIRECTORS	Validity of the 1st version: 10/29/2018	Validity of this version: 03/28/2025
Related Areas (Coverage): SABESP		Processes: ---

Attachment II – Definitions

Management	Members of the Company’s Board of Directors and Executive Board.
General Meeting	Company’s General Shareholders' Meeting.
B3	B3 S.A. – Brasil, Bolsa, Balcão.
Benefits	Has the meaning assigned in item 4.1.6 of the Policy.
Code	The Internal Revenue Code of 1986.
Committees	The Advisory committees to the Board of Directors, both statutory and non-statutory.
Company	Companhia de Saneamento Básico do Estado de São Paulo.
Fiscal Council	The Company’s Fiscal Council.
CVM	Brazilian Securities and Exchange Commission.
Date on which the Company is required to prepare an Accounting Restatement	The earlier of (a) the date on which the Board of Directors concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (b) the date on which a court, regulator, or other legally authorized body requires the Company to prepare an Accounting Restatement; in both cases, regardless of whether or when any restated financial statements are filed with the SEC.
Executive Officer	Statutory Executive Officer of the Company.
Covered Executive Officer	Any Executive Officer of the Company who has worked or was working during the Applicable Period.
Executive Officer	Any current or former Executive Officer of the Company who has been appointed as a statutory Executive Officer under the Bylaws and any other individual who may be considered a Executive Officer, as defined in rule 10D-1 enacted under the Exchange Act and in the NYSE Listing Standards.
Executive Board	The Company’s statutory Executive Board.
Bylaws	The Company’s Bylaws.
Exchange Act	Has the meaning assigned in item 1 of Attachment I of the Policy.
Brazilian Corporation Law	Law 6,404, of December 15, 1976.
NYSE Manual	The NYSE Listed Company Manual.
Financial Disclosure Measure	Any measure determined and presented under the accounting principles used in the preparation of the Company's financial statements. The stock price and TSR are also considered financial disclosure measures. The measure does not need to be reported in the Company's financial statements or included in an SEC filing to be considered a financial disclosure measure.
NYSE	The New York Stock Exchange.
NYSE Standards	The NYSE Listing Standards.

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Organizational Instrument
Type: Institutional Policy			Phase: In Force
Title: COMPENSATION OF MANAGEMENT, FISCAL COUNCIL MEMBERS, AND MEMBERS OF STATUTORY AND NON-STATUTORY COMMITTEES			Number and Version: PI0034 – V.6
Issuing Department: C	Approved by: BOARD OF DIRECTORS	Validity of the 1st version: 10/29/2018	Validity of this version: 03/28/2025
Related Areas (Coverage): SABESP		Processes: ---

Applicable Period	The three full fiscal years of the Company immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (resulting from a change in the Company's fiscal year) within or immediately following the conclusion of those three fiscal years (except in cases where a transition period of at least nine months counts as a full fiscal year).
Policy	This compensation policy for Management and members of the Company’s Fiscal Council and Committees.
Received or Receipt	Regarding the Variable Compensation, the actual or presumed receipt, and the Variable Compensation shall be considered received in the Company’s fiscal period during which the financial disclosure measure specified in the grant of Variable Compensation is achieved, even if the payment or grant of Variable Compensation to the Executive Officer occurs after the end of that period. Any compensation granted, obtained, or acquired based, in whole or in part, on achieving a financial disclosure measure.
Erroneously Granted Compensation	The difference, if any, between the Variable Compensation that was Received by a Covered Executive Officer and the amount of Variable Compensation that would have been Received if the compensation had been determined based on the restated values (determined without considering any taxes paid or withheld regarding the Variable Compensation).
Fixed Compensation	Has the meaning assigned in item 4.1.3 of the Policy.
Variable Compensation	Has the meaning assigned in item 4.1.4 of the Policy and, for the purposes of Attachment I, any compensation granted, obtained, or acquired based, in whole or in part, on achieving a financial disclosure measure.
Accounting Restatement	A restatement of the Company's financial statements due to a material non-compliance with any financial disclosure requirement under securities laws, including any Accounting Restatement necessary to correct a material error in previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
SEC	The Securities and Exchange Commission.
TSR	Total shareholder return.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 24, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.